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181 Bay Street, Suite 200 Toronto, Ontario M5J 2T3 Canada www.noranda.com	Contacts: Denis Couture, Vice-President Public Affairs & Communications (416) 982-7020 Steve Douglas, Executive Vice-President and Chief Financial Officer (416) 982-3554

news release

TORONTO, February 11, 2004
NORANDA REPORTS FOURTH QUARTER EARNINGS OF $64 MILLION
Net Earnings for the Year 2003 of $34 million

Investors, analysts and other interested parties can access Noranda's Supplemental Information Package and its quarterly teleconference on its website at www.noranda.com under the For Investors and Presentations and Webcasts sections. The teleconference will be held on Wednesday, February 11th 2004 at 8:30 a.m. Eastern Standard Time. To participate by conference call, dial (416) 641-6714 for local and overseas and 1-800-387-2195 toll free in North America. All dollar amounts are in U.S. dollars unless otherwise noted.

2003 Highlights

•
Returned to profitability in the fourth quarter with net earnings of $64 million, on the strength of the improved operating base and metal prices.

•
Net income of $34 million for 2003, an increase of $481 million over 2002.

•
Income generated by operating assets increased by $295 million or almost 260% for the year.

•
Achieved operating goals set for 2003:
–
set new production records at the nickel operations, the Lomas Bayas copper mine, the Brunswick zinc mine and the aluminum smelter and foil plants

–
renewed eight collective agreements, including ending an 11-month strike at the Horne smelter, gaining flexibility in the contract

•
Capacity expansions:
–
enhanced growth opportunities by advancing the development of new production capacity at the Collahuasi, Lomas Bayas, Kidd Creek, Montcalm and Koniambo projects

–
achieved on-schedule, on-budget completion of the expansion of the Altonorte smelter and subsequent operation at higher than design capacity levels

•
Exploration successes:
–
Added 11 million tonnes of nickel resources at Sudbury, Ontario and Raglan, Quebec

–
Inferred resources of 11.7 million tonnes at Nickel Rim South (up 87% in 2003) and 6.3 million tonnes at Fraser Morgan (up 158% in 2003)

•
Issued debt and equity to strengthen balance sheet and to prepare for future investment:

–
reduced net debt by $362 million

–
net debt-to-total capitalization ratio at 43% compared to 54% at year-end 2002.

	Fourth Quarter		Year
$ millions, except per share information
	2003	2002	2003	2002
Revenues	1,324	887	4,657	3,873
Income generated by operating assets*	236	41	409	114
Net income (loss)	64	(442)	34	(447)
Basic and diluted earnings (loss) per common share	$0.21	$(1.86)	$0.04	$(1.93)
Weighted average shares outstanding — 000s	294,432	239,940	261,618	238,824
*
Defined as earnings before interest, corporate and general administration, research, development, exploration, minority interest, taxes, restructuring costs and gain on sale of investments

Commentary

        Mr. Derek Pannell, Noranda's President and CEO stated: "I am particularly pleased with the fourth quarter results, which are indicative of Noranda's increased ability to generate significant earnings and cash flow as a result of new capacity now on stream and improved metal prices.

        "Earnings in 2004 should be further enhanced as expansion projects are completed and if current metal prices persist."

        "Our outlook for 2004 is for nickel markets to remain strong and the fundamentals for copper and zinc to continue to improve as higher demand is expected to outstrip supply and further reduce inventories. Noranda's strategy is to operate its assets as efficiently as possible and maintain a healthy financial position that will allow the Company to capitalize on strategic opportunities and pursue its growth objectives."

FINANCIAL RESULTS

        Net income was $64 million or $0.21 per common share for the fourth quarter of 2003 and $34 million or $0.04 per share for the year. Comparably in 2002, the Company reported a net loss of $442 million or $1.86 per common share in the fourth quarter and a net loss of $447 million or $1.93 per common share for the year. The return to profitability in 2003 is attributed to increased production from recently completed projects, higher achieved metal prices and cost-saving measures.

        In the fourth quarter, prices for all of Noranda's main metals improved significantly, with nickel leading the group with a 32% increase over the third quarter of the year, building on a trend which started at the beginning of 2003. This trend has continued into 2004 with current prices surpassing year-end price levels, making the outlook for 2004 very positive.

	Estimated Current
		Fourth Quarter		Year
Realized Metal Prices
	2004	2003	2002	2003	2002
(US$ per pound)
Copper	1.16	0.93	0.72	0.82	0.74
Nickel	6.90	5.57	3.28	4.40	3.14
Zinc	0.51	0.47	0.40	0.43	0.40
Aluminum	0.77	0.68	0.65	0.68	0.65
Lead	0.41	0.33	0.21	0.27	0.23
Cobalt	25.00	11.39	6.57	9.42	7.02

        Revenues were higher by 50% and 20% for the fourth quarter and full year respectively when compared to the same periods in 2002. The increase is attributed to higher prices for all of the metals that Noranda produces and higher volumes of nickel, zinc and both primary and fabricated aluminum.

        The cost of operations increased in both the fourth quarter and year when compared to 2002, reflecting primarily the impact of the stronger Canadian dollar on costs at the Canadian operations and higher production levels from recently-completed projects. The cost to purchase raw materials was higher year-over-year mainly as a result of increased feed requirements at the expanded Altonorte smelter and higher metal prices which increased the cost to purchase third-party material.

REVIEW OF OPERATIONS

Copper

        The Copper business, a fully integrated producer of copper metal and concentrates, generated income from operating assets of $81 million in the fourth quarter and $160 million for the full year of 2003. This compares to $11 million and $58 million respectively for the same periods of 2002. The average LME price for copper, excluding premiums, was $0.93 per pound for the quarter and $0.81 for the year. This compares to current trading ranges between $1.10 and $1.16 per pound. The integrated cost to produce a pound of copper in Noranda's Copper business was lower at $0.30 per pound when compared to 2002 at $0.34 reflecting increased profitability at the processing facilities.

  •
  Mined production totaled 360,000 tonnes in 2003. Record production at Lomas Bayas and higher year-over-year production at Kidd Creek was offset by the expected lower output at Collahuasi and Antamina. Higher premiums are expected on the Lomas Bayas sales, in 2004, as a result of the mine achieving registration on the London Metal Exchange and Comex during 2003.

  •
  Copper anode production from the Altonorte smelter increased 77% to 260,000 tonnes in 2003 compared to 2002. The Altonorte smelter is one of the lowest cost smelters in the world.

  •
  Copper cathode production from the Canadian metallurgical facilities was negatively affected by an Ontario-wide power outage in August and start-up difficulties following a scheduled shutdown.

  •
  In 2004, mined production is expected to increase by almost 20% to 430,000 tonnes. The forecast increase is a result of the completion of the expansion of the Collahuasi facility, improved access to higher grade ore at the Antamina mine as the remaining lake residue is removed and initial production from the Kidd Mine D project. All of these projects are on schedule for production in the second half of 2004.

Nickel

        The Nickel business generated income from operating assets of $143 million in the quarter and $296 million for the full year 2003. This compares to $28 million and $94 million respectively for the same periods of 2002. The fourth quarter's average LME nickel price of $5.62 per pound was almost 75% above that of the fourth quarter of 2002. Nickel is currently trading on the LME in the $6.75 to $7.00 per pound range compared to the average price for 2003 of $4.37. The price of cobalt, which is treated as a by-product credit in the Nickel business, increased by 15% in the fourth quarter and is currently trading in the $25.00 to $27.00 per pound range. The cash operating cost to produce a pound of nickel at the INO and Falcondo facilities was $2.64 and $3.04, respectively.

  •
  Mined production of 76,000 tonnes exceeded the level in 2002. Higher output attributed to better grades at Raglan and a full year of operation at Falcondo fully offset lower production from the Sudbury mines which resulted from lower grades, an increase in ore stockpile and mining-related issues.

  •
  The Sudbury smelter established new production records for annual matte production of nickel and copper at 59,800 tonnes and 20,800 tonnes respectively. The increase in production is due to the successful efforts to acquire spot lots of custom feeds, which more than offset the lower feed volume from the Sudbury mines. The production and maintenance workers at Sudbury began strike action on February 1, 2004, following the expiration of the collective agreement on January 31.

  •
  Refined production from the Nikkelverk refinery totaled 77,200 tonnes, 13% higher than that of 2002.

  •
  The pre-strike 2004 forecasts are for 50,400 tonnes of mined production from INO, 27,000 tonnes of ferronickel from Falcondo and 75,000 tonnes of refined production from Nikkelverk.

Zinc

        The Zinc business reported improved results but nevertheless incurred losses from operating assets, including non-cash depreciation and depletion, of $5 million for the fourth quarter of 2003 compared to $14 million in the same period last year. For the full years, the business recorded losses from operating assets of $68 million for 2003 and $52 million for 2002. The average LME zinc price was $0.42 per pound in the quarter up from an average of $0.35 per pound last year. The fully integrated cash cost to produce a pound of zinc was $0.32 per pound.

  •
  Mined production was 9% higher year-over-year at 396,000 tonnes due to record zinc recovery at the Brunswick mine and higher grades at the Bell Allard mine.

  •
  The Brunswick Smelter restarted operations, as planned, at the end of October. The smelter operates on an eight-month seasonal basis treating lead concentrate from the Brunswick mine and external sulphate residues.

  •
  Mine production in 2004 should approximate the 2003 level as higher planned production at the Brunswick mine is expected to offset the depletion of economic ore reserves at the Bell Allard mine.

Aluminum

        The Aluminum business generated income from operating assets of $2 million in the fourth quarter of 2003 and $20 million for the full year. In 2002, the business reported operating income of $3 million for the fourth quarter and $34 million for the year. The average LME aluminum price for 2003 was $0.65 per pound, up from $0.61 a year ago. However, this modest increase in price was offset by the higher cost of power on a new contract which came into effect in the second quarter. Noranda's cash cost to produce a pound of aluminum was $0.55 per pound.

  •
  The primary smelter achieved a record production year, which resulted in higher sales volumes compared to 2002. The market for value-added products was softer during the year, accounting for only 85% of total sales.

  •
  Shipments of foil products increased 15% in 2003 as the ramp-up of the new foil plant continued and the Company increased its market share in most product lines.

  •
  Demand for value-added and foil products began to strengthen in the fourth quarter and is expected to continue to improve through 2004. The ramp-up of production at the foil plant will continue in step with the increasing demand and output from the primary smelter is expected to remain relatively unchanged.

New Production Capacity Under Development

        Noranda's growth focus remains on the development of high-quality, world-class copper and nickel projects that can provide superior returns to shareholders. In addition to the projects outlined in this release that are currently under development, Noranda continues to review solid, low-risk opportunities to expand the mines and extend the copper ore reserves efficiently with minimal capital investment at the Collahuasi and Lomas Bayas mining operations. These development opportunities are generally lower-risk in nature as they are integrated with current operations in known environments and geological areas. Similarly, around the Sudbury operations and the Raglan mine, our exploration efforts have identified several areas to add to the nickel reserves and further extend the mine life in these current areas of operation.

        At Collahuasi, the project to move the operations from the Ujina pit to the new Rosario open pit and expand the Ujina concentrator to 110,000 tonnes per day of ore, up from 70,000 tonnes per day, is on schedule and on budget. The project is expected to achieve mechanical completion in June 2004. Construction work was 77% complete by the end of 2003, with the civil work 100% complete and the mechanical and electrical work well advanced.

        The Kidd Creek Mine D project, which will give access to an additional 10.3 million tonnes of reserves and stabilize production and costs, progressed on schedule during the year with the first production expected to begin by the end of 2004.

        Construction on the Montcalm nickel project located near Timmins, Ontario was started in the fourth quarter. The project, with 5.1 million tonnes of reserves grading 1.46% nickel and 0.71% copper, is expected to commence production in the second quarter of 2005 and produce 8,000 tonnes of nickel annually for seven years. The net capital cost to develop the project, after pre-production revenues, is estimated at Cdn$100 million, and includes Cdn$19 million for working capital. The return on investment is expected to be greater than 15%, calculated at conservative long-term nickel prices.

        In Sudbury, at our Nickel Rim South project, additional surface drilling continues to define the resource, which remains open to the northeast. A decision on the feasibility study for the exploration program has been delayed until the labour dispute in Sudbury has been resolved. The total inferred resource estimate now stands at 11.7 million tonnes grading 1.6% nickel and 3.7% copper.

        Work on the Koniambo project in New Caledonia continues to advance. The bankable feasibility study is expected to be completed by the third quarter of 2004. Discussions with the French Government about the financing structure of the project continue to progress. In parallel, work is advancing on the project financing. The partners intend to be in a position to make a decision regarding the project's development by the end of 2004.

Capital Initiatives

        At year end, cash resources stood at $630 million and net debt at $2.7 billion. The net debt-to-equity ratio has improved to 43% from 54% at the end of 2002. In addition, the Company has over $1 billion of consolidated undrawn committed bank lines.

        During the year, the Company deployed $327 million in high-return investment projects and $162 for the maintenance of existing operations. The Kidd Mine D copper mine, the Montcalm nickel project, the expansion of the Collahuasi copper facility and the Koniambo nickel project were all advanced toward the production stage. For 2004, the Company is slated to invest a further $340 million in internal expansions of current assets with high-invested returns and $255 million in the maintenance of operations.

        During the year, Noranda enhanced its liquidity through various initiatives including:

  •
  the sale of its remaining 11,984,900 Priority Units of the Noranda Income Fund at Cdn$9.85 per unit to a syndicate of underwriters, generating an after-tax gain of $28 million

  •
  the sale of $350 million of 6%, 12-year notes

  •
  the sale of $250 million of 12-year notes by Noranda's partially-owned subsidiary. The notes, which are unsecured and bear a coupon rate of 5.375% per annum, mature on June 1, 2015

  •
  the issue of six million cumulative preferred shares to the public for gross proceeds of $99 million. The shares pay a 6.50% annual dividend

  •
  the issue of 48.5 million new common shares for net proceeds of $431 million

Market Review

        Copper:    The improved market sentiment for copper was supported by mine disruptions, smelter cutbacks, strong Asian demand, and declining metal stocks. The weakening U.S. dollar has had a profound impact on U.S. dollar-based metal prices and accounted for a substantive part of the overall increase. China continues to drive global metal demand and its copper consumption for 2003 is expected to total 3.1 million tonnes, a 22% increase over 2002. Total exchange inventories dropped 464,500 tonnes to end the year at 793,000 tonnes. This was partially offset as Codelco, a major copper producer, stockpiled 200,000 tonnes of copper in response to high exchange inventory levels earlier in the year.

        Despite the release of the Codelco stockpile and new, expanded and restarted mine production planned for the second half of 2004, the overall market is expected to end in a slight deficit for another year. Continued strong demand in China, marked improvement in the U.S. economy coupled with relatively low levels of unused capacity and few new mine projects, are expected to create further upside for the copper price and premiums.

        Nickel:    The LME nickel price rose from a low of $3.27 per pound at the start of the year to $7.55 per pound by year end with much of the increase occurring in the second half of the year.

        Supply-side fundamentals were the main driver behind this run-up, complemented by the very strong demand for metals in China. In 2003, world production of nickel grew by only 1.7%, less than half the growth seen in 2002. Disruptions at producers reduced supply in the first half of the year. This was followed by a three-month strike at Inco's Sudbury operations during the summer, which removed approximately 30,000 tonnes of nickel from the market.

        As a robust period of demand growth is forecast in 2004, the nickel market is expected to remain in significant deficit.

        Zinc:    Prices in 2003 traded in a narrow range of $0.34 per pound to $0.37 for the first nine months, before staging a strong recovery in the fourth quarter to finish the year at $0.46 per pound. The price improvement is partly attributable to weakness in the U.S. dollar, as well as bullish investor sentiment for an improved market outlook in 2004.

        While global smelting capacity continues to expand, principally in China, actual refined production levels in 2003 were believed to be unchanged from 2002 levels as a result of the tight zinc concentrate supply. Demand remains very strong in China, such that China is now a net importer of zinc.

        Most analysts expect that limited mine supply growth combined with higher metal demand will result in a significant supply deficit in 2004 and higher average prices than 2003 levels.

        Aluminum:    The aluminum price ranged from a low of $0.60 per pound to a high of $0.72 per pound during 2003. The weakness of the U.S. dollar coupled with speculative fund buying propelled the price to its highest level in 34 months.

        In 2004, Chinese exports could be affected by the reduction in export rebates, rising alumina costs and regional power constraints. Coupled with the anticipated demand growth from the economic recovery, the aluminum market could be in a more balanced market position in 2004.

Dividends

        The following dividends have been declared:

Security	Dividend Amount	Record Date	Payable Date
Common shares	Cdn$0.12 per share	February 27, 2004	March 15, 2004
Preferred Series F shares	Floating rate	February 27, 2004	March 12, 2004
Preferred Series F shares	Floating rate	March 31, 2004	April 12, 2004
Preferred Series F shares	Floating rate	April 30, 2004	May 12, 2004
Preferred Series G shares	Cdn$0.38125 per share	April 15, 2004	May 1, 2004
Preferred Series H shares	Cdn$0.40625 per share	March 15, 2004	March 31, 2004

Outlook

        "All indicators suggest that the Chinese industrial production, which has fuelled the improvement in economies and the metals markets, is sustainable and that this is the start of a strong upcycle for our industry. More than ever Noranda is well positioned to benefit as both our production and financial positions are strong and we have an enviable pipeline of projects and new capacity that can be brought on stream relatively quickly and with minimal capital investment," concluded Mr. Pannell.

        This news release contains forward-looking statements concerning the Company's business and operations. The Company cautions that, by their nature, forward-looking statements involve risk and uncertainty and the Company's actual results could differ materially from those expressed or implied in such statements. Reference should be made to the most recent Annual Information Form for a description of the major risk factors.

        Noranda is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. The Company's primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 15,000 people at its operations and offices in 17 countries and is listed on The New York Stock Exchange and The Toronto Stock Exchange (NRD).

        Note: This press release is also available at www.noranda.com. All dollar amounts are in U.S. dollars unless otherwise noted.

ATTACHMENTS

NORANDA INC.

CONSOLIDATED RESULTS

(US$ millions)

	Fourth Quarter		Twelve Months Ended December 31
	2003	2002	2003	2002
Revenues	$1,324	$887	$4,657	$3,873

Operating expenses
Cost of operations	509	452	2,024	1,879
Purchased raw materials	460	260	1,744	1,390
Depreciation, amortization and reclamation	119	134	480	490

	1,088	846	4,248	3,759

Income generated by operating assets	236	41	409	114
Interest expense, net	21	27	129	98
Corporate and general administration	19	15	58	58
Research, development and exploration	18	9	51	49
Minority interest in earnings of subsidiaries	43	12	89	26

Income (loss) before undernoted	135	(22)	82	(117)
Taxes (recovery)	54	(124)	24	(168)
Restructuring costs	21	546	62	561
Gain on sale of investment	(4)	(2)	(38)	(63)

Net income (loss)	64	(442)	34	(447)
Dividends on preferred shares and interest on convertible debentures	1	4	24	13

Income (loss) attributable to common shares	$63	$(446)	$10	$(460)

Basic and diluted earnings (loss) per common share — $	$0.21	$(1.86)	$0.04	$(1.93)

Weighted average shares outstanding, basic — 000s	294,432	239,940	261,618	238,824

Note: Effective July 1, 2003, Noranda adopted the US dollar as its reporting and functional currency. This change has been reflected on a retroactive basis.

NORANDA INC.

CONSOLIDATED BALANCE SHEETS

(US$ millions)

	Actual
	Dec. 31 2003	Dec. 31 2002
Assets
Current assets
Cash and cash equivalents	$630	$293
Accounts receivable	576	476
Metal and other inventories	1,179	896

	2,385	1,665
Operating capital assets	4,682	4,718
Development projects	973	537
Investments and other assets	205	182

	$8,245	$7,102

Liabilities and equity
Current liabilities
Accounts and taxes payable	$903	$720
Debt due within one year	431	335

	1,334	1,055
Long-term debt	2,893	3,014
Future income taxes	54	49
Reclamation, pension and other provisions	414	367
Stockholders' interest
Interest of other shareholders	914	759
Shareholders' equity	2,636	1,858

	$8,245	$7,102

NORANDA INC.

CONSOLIDATED STATEMENTS OF CASHFLOWS

(US$ millions)

	Fourth Quarter		Twelve Months Ended December 31
	2003	2002	2003	2002
Cash realized from (used for):
Operations
Earnings (loss)	$64	$(442)	$34	$(447)
Charges (credits) not affecting cash:
Depreciation and amortization	111	101	447	435
Future income taxes	15	(128)	(2)	(188)
Minority interests in earnings of subsidiaries	43	12	89	26
Earnings in associates net of dividends received	2	(1)	7	(2)
Other	(37)	509	2	524

	198	51	577	348
Net change in accounts receivable, inventory and payables	(72)	148	(164)	32

	126	199	413	380

Investment activities
Capital investments	(151)	(151)	(489)	(528)
Investments and advances	—	(55)	(24)	(116)
Dispositions	8	(1)	99	265

	(143)	(207)	(414)	(379)

Cash before financing activities	(17)	(8)	(1)	1
Financing activities
Long-term debt, including current portion
Issued	7	76	717	615
Repaid	(89)	(17)	(807)	(373)
Issue of shares — common	8	2	439	2
Exercise of stock options	—	—	—	(2)
Issue of shares — preferred	1	—	94	—
Dividends paid	(16)	(21)	(92)	(108)
Issue of shares — minority shareholders, net	16	8	18	8
Dividends paid to minority shareholders	(8)	(7)	(31)	(29)

	(81)	41	338	113

Cash generated (used)	(98)	33	337	114
Cash, beginning of period	728	260	293	179

Cash, end of period	$630	$293	$630	$293

NORANDA INC.

PRODUCTION VOLUMES

		Fourth Quarter		Year Ended Dec. 31
		2003	2002	2003	2002
Mine Production (tonnes, except as noted)
	100% basis, except as noted
Copper
Kidd Creek		13,927	12,650	46,409	45,434
Matagami		1,936	1,883	7,829	7,256
Brunswick		1,989	2,394	8,688	8,918
INO		8,057	9,151	35,789	37,550
Antamina	(33.75%)	21,229	28,332	85,188	111,599
Collahuasi	(44%)	40,375	45,723	168,578	185,014
Lomas Bayas		15,383	15,421	60,427	59,304
Other		4,174	5,119	17,002	19,527

		107,070	120,673	429,910	474,602

Zinc
Kidd Creek		18,095	24,259	75,528	104,083
Brunswick		72,088	70,600	286,457	277,417
Matagami		30,848	21,728	109,679	84,792
Antamina	(33.75%)	31,799	18,176	122,422	77,876
Other		995	2,053	8,045	9,004

		153,825	136,816	602,131	553,172

Nickel		11,286	13,776	49,253	52,469
Ferronickel		6,490	6,091	27,227	23,303
Lead		20,365	18,982	77,724	76,177
Silver — 000 ounces
Kidd Creek		785	916	2,676	3,671
Brunswick		1,597	1,535	6,172	6,228
Matagami		103	117	396	329
Antamina	(33.75%)	549	620	2,293	2,439
Other		39	79	247	268

		3,073	3,267	11,784	12,935

Metal Production (tonnes, except as noted)
Refined copper
CCR		74,597	59,612	235,425	244,252
Kidd Creek		32,933	36,059	132,364	146,526
Nikkelverk		9,592	9,280	35,852	30,632
Collahuasi	(44%)	7,209	6,876	27,895	26,678
Lomas Bayas		15,383	15,421	60,427	59,304

		139,714	127,248	491,963	507,392

Copper anodes
Gaspe		—	—	—	29,612
Horne		39,125	30,367	132,739	147,020
Kidd Creek		35,874	35,955	131,405	144,094
Altonorte		79,180	43,966	260,971	147,059

		154,179	110,288	525,115	467,785

Refined zinc
Kidd Creek		20,517	38,592	94,719	145,309
CEZ (Noranda Income Fund)	(100% — basis)	69,651	68,388	267,270	271,075

		90,168	106,980	361,989	416,384

Refined nickel
Nikkelverk		20,568	21,296	77,183	68,530
Falcondo		6,490	6,091	27,227	23,303

		27,058	27,387	104,410	91,833

Primary aluminum		60,985	60,496	244,044	236,459
Fabricated aluminum		34,267	31,542	146,716	127,911
Refined lead		12,988	28,348	60,776	90,167
Refined gold — 000 ounces		304	191	1,132	1,030
Refined silver — 000 ounces		7,917	7,963	30,311	40,439

NORANDA INC.

SALES VOLUMES & REALIZED PRICES

		Fourth Quarter		Year Ended Dec. 31
		2003	2002	2003	2002
Metal Sales (tonnes, except as noted)
	100% basis, except as noted
Copper
CCR		71,125	59,318	235,339	271,150
Kidd Creek		23,916	31,370	105,162	110,575
Nikkelverk		16,506	13,764	59,208	54,495
Antamina (concentrates)	(33.75%)	22,591	25,812	84,817	113,806
Collahuasi (concentrates)	(44%)	30,563	35,899	134,426	142,028
Collahuasi	(44%)	9,076	13,858	33,721	45,496
Lomas Bayas		16,293	15,600	61,289	60,265

		190,070	195,621	713,962	797,815

Zinc
Kidd Creek		21,307	39,719	110,592	148,418
Antamina (concentrates)	(33.75%)	26,928	14,408	100,142	71,632
Brunswick/Matagami (concentrates)		82,873	71,776	335,059	256,949

		131,108	125,903	545,793	476,999

CEZ (Noranda Income Fund)	(100% - basis)	69,212	67,512	265,797	272,952
Nickel		20,468	20,468	78,978	71,153
Ferronickel		6,781	7,164	27,133	21,446
Aluminum
Primary aluminum — shipments		64,795	61,312	246,737	242,289
Norandal — shipments		34,267	31,542	146,716	127,911
Lead		11,609	30,391	60,452	90,896
Gold — 000 ounces		278	253	1,004	953
Silver — 000 ounces
CCR		6,826	8,614	30,870	41,210
Kidd Creek		1,016	1,235	5,323	3,723
Antamina	(33.75%)	490	530	1,921	2,210

		8,332	10,379	38,114	47,143

Average Realized Prices — ($U.S. per pound, except as noted)
Copper		0.93	0.72	0.82	0.74
Nickel		5.57	3.28	4.40	3.14
Ferronickel		5.21	3.19	4.20	3.16
Zinc		0.47	0.40	0.43	0.40
Aluminum		0.68	0.65	0.68	0.65
Lead		0.33	0.21	0.27	0.23
Gold — (US$ per ounce)		396.95	319.49	362.97	308.00
Silver — (US$ per ounce)		5.21	4.52	4.89	4.60
Exchange Rate (US$ = Cdn$)		0.76	0.64	0.71	0.64

NORANDA INC.

SEGMENTED INFORMATION

(US$ millions)

	Fourth Quarter 2003
	Copper	Nickel	Zinc	Aluminum	Other	Total
Revenues	$765	410	117	173	(141)	$1,324

Operating expenses
Cost of operations	203	127	66	108	5	509
Purchase of raw materials	433	101	37	54	(165)	460
Depreciation, amortization and reclamation	48	39	19	9	4	119

	$684	267	122	171	(156)	$1,088

Income (loss) generated by operating assets	$81	143	(5)	2	15	$236

Interest expense, net						(21)
Corporate and general administration						(19)
Research, development and exploration						(18)
Minority interest in earnings of subsidiaries						(43)

Income before undernoted						135
Taxes						(54)
Restructuring costs						(21)
Gain on sale of investment						4

Net income						$64

Capital investments	$104	41	2	7	(3)	$151

	Fourth Quarter 2002
	Copper	Nickel	Zinc	Aluminum	Other	Total
Revenues	$502	251	72	162	(100)	$887

Operating expenses
Cost of operations	170	151	53	94	(16)	452
Purchase of raw materials	272	46	15	57	(130)	260
Depreciation, amortization and reclamation	49	26	18	8	33	134

	$491	223	86	159	(113)	$846

Income (loss) generated by operating assets	$11	28	(14)	3	13	$41

Interest expense, net						(27)
Corporate and general administration						(15)
Research, development and exploration						(9)
Minority interest in earnings of subsidiaries						(12)

Loss before undernoted						$(22)
Tax recovery						124
Restructuring costs						(546)
Gain on sale of investment						2

Net loss						$(442)

Capital investments	$72	23	—	19	37	$151

NORANDA INC.

SEGMENTED INFORMATION

(US$ millions)

	Year ended December 31, 2003
	Copper	Nickel	Zinc	Aluminum	Other	Total
Revenues	$2,477	1,297	410	688	(215)	$4,657

Operating expenses
Cost of operations	731	586	232	389	86	2,024
Purchase of raw materials	1,381	280	175	238	(330)	1,744
Depreciation, amortization and reclamation	205	135	71	41	28	480

	$2,317	1,001	478	668	(216)	$4,248

Income (loss) generated by operating assets	$160	296	(68)	20	1	$409

Interest expense, net						(129)
Corporate and general administration						(58)
Research, development and exploration						(51)
Minority interest in earnings of subsidiaries						(89)

Income before undernoted						$82
Taxes						(24)
Restructuring costs						(62)
Gain on sale of investment						38

Net income						$34

Total assets, excluding cash and cash equivalents	$4,110	1,668	439	814	584	$7,615

Capital investments	$326	109	2	22	30	$489

	Year ended December 31, 2002
	Copper	Nickel	Zinc	Aluminum	Other	Total
Revenues	$2,067	842	399	662	(97)	$3,873

Operating expenses
Cost of operations	691	488	242	349	109	1,879
Purchase of raw materials	1,109	146	144	241	(250)	1,390
Depreciation, amortization and reclamation	209	114	65	38	64	490

	$2,009	748	451	628	(77)	$3,759

Income (loss) generated by operating assets	$58	94	(52)	34	(20)	$114

Interest expense, net						(98)
Corporate and general administration						(58)
Research, development and exploration						(49)
Minority interest in earnings of subsidiaries						(26)

Loss before undernoted						$(117)
Tax recovery						168
Restructuring costs						(561)
Gain on sale of investment						63

Net loss						$(447)

Total assets, excluding cash and cash equivalents	$3,612	1,139	511	797	750	$6,809

Capital investments	$257	84	4	41	142	$528

QuickLinks

TORONTO, February 11, 2004 NORANDA REPORTS FOURTH QUARTER EARNINGS OF $64 MILLION Net Earnings for the Year 2003 of $34 million
NORANDA INC. CONSOLIDATED RESULTS (US$ millions)
NORANDA INC. CONSOLIDATED BALANCE SHEETS (US$ millions)
NORANDA INC. CONSOLIDATED STATEMENTS OF CASHFLOWS (US$ millions)
NORANDA INC. PRODUCTION VOLUMES
NORANDA INC. SALES VOLUMES & REALIZED PRICES
NORANDA INC. SEGMENTED INFORMATION (US$ millions)
NORANDA INC. SEGMENTED INFORMATION (US$ millions)